





0003919853

B0519-8211 07/01/2020 3:29 PM Received by ID Secretary of State Lawerence Denney

STATE OF IDAHO
Office of the secretary of state, Lawerence Denney
STATEMENT OF CONVERSION
Idaho Secretary of State
PO Box 83720
Boise, ID 83720-0080
(208) 334-2301
Filing Fee: $30.00

For Office Use Only
-FILED-
File #: 0003919853
Date Filed: 7/1/2020 3:29:37 PM

Statement of Conversion

Select one: Standard, Expedited or Same Day Service (see descriptions below)	Standard (filing fee $30)

Converting Entity:

Entity Name:	Diversified Opportunity REIT LLC.
The file number of this entity on the records of the Idaho Secretary of State is:	0003841426
Jurisdiction:	IDAHO
Current Entity Type:	Limited Liability Company (D)
Entity Subtype	Limited Liability Company

☒ This is a domestic entity, and this plan of conversion was approved in accordance with Idaho Code 30-22-403.

☒ I understand that if I convert this record in error, I am responsible to file another Statement of Conversion to set the record back to the correct entity type.

New Entity Type:

Select the entity type of the converted entity:	General Business Corporation

Entity Subtype:

Corporation Subtype

Corporation Name

Corporation Name	Diversified Opportunity REIT, Inc.

Business Type:

If this corporation is a Benefit Corporation, Insurance Company or Trust, select here:

Shares:

The number of shares the corporation is authorized to issue:	2,000,000

Effective Date of Conversion:

The conversion shall be effective	when filed with the Secretary of State.

The registered agent on record is:

Registered Agent

Heath Van Patten
Registered Agent
Physical Address
128 E PINE AVE
MERIDIAN, ID 83642
Mailing Address
128 E PINE AVE
MERIDIAN, ID 83642-2331

Incorporator Name(s) and Address(es):

Name	Incorporator Address
Karl Pedersen	9628 W. STATE ST. STAR, ID 83669
Heath Van Patten	128 E. PINE AVE MERIDIAN, ID 83642

Director Name(s) and Address(es):



B0519-8212 07/01/2020 3:29 PM Received by ID Secretary of State Lawerence Denney

Name	Title	Director Address
None Entered		

Mailing Address of Entity:

Mailing Address:

9628 W STATE ST
STAR, ID 83669-5858

The Statement of Conversion must be signed by the converting entity:

Karl Pedersen   *07/01/2020*
Sign Here   Date

Job Title: Member